

February 9, 2012

Via E-mail
Ms. Marichelle Stoppenhagen, President, Chief Financial Officer and Director
MySkin, Inc.
410 32nd Street, Suite 203
Newport Beach, CA 92663

> **Re:** **MySkin, Inc.**
> **Form 10-12G**
> **Filed January 17, 2012**
> **File No. 000-54582**

Dear Ms. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10, filed January 13, 2012

General

1. Please revise to provide an accurate and consistent description of the company's activities. Clearly distinguish your activities with those of MTA. In this regard, we note that you "offer management services to [m]edspas," see page three, and "provide[s] management services to companies that deliver [sic] medical esthetic," see page four.

    Despite these broad statements, however, it appears that your activities take place in a single location which you rent, see page three. At that location, MTA, a "California profession [sic] corporation" has the "right to operate advanced skin services," see page three. MTA hires doctors and nurse practitioners who work there; and the company' pays all costs and expenses, hires non-medical personnel and provides "all management services related to the ordinary and usual business affairs of the practice," see page four.

In addition, you "own all of the equipment utilized at the [m]edspa." See page 36. We also note the disclosure on page three that you plan to acquire and grow your locations by partnering with physicians to "develop new MedSpas, acquiring failed MedSpas and by opening new store locations near young retirement communities." Similarly, your plan of operation appears to reflect that of a MedSpa, instead of a business management company. Please reconcile the inconsistent disclosure and provide clear disclosure throughout the registration statement of your business. Also, please focus the disclosure on your business of business management, rather than the current focus, which is still that of the medspa business.

Business, page 3

2. We note that MySkin, Inc. was incorporated on November 15, 2007 and that as of March 1, 2009, it has been providing management services. Please discuss the evolution of your business including your business activities prior to March 1, 2009. See Item 101(h) of Regulation S-K.

3. Revise to clarify your reference to "MedSpas." Include in your discussion, among other details, whether the facilities do business under that name or whether it is a term used to generally refer to facilities that offer medical spa services, and disclose the current location(s) of your MedSpas. In addition, we note your website states that MySkin, Inc. performs the spa services, rather than management services. Please reconcile with the disclosure in the business section.

4. We note your reference to partnering with practitioners on page three. Please revise to disclose whether you have any written or oral agreements with practitioners, disclose the material terms of these agreements and file them as exhibits as required by Item 601(b)(10) of Regulation S-K.

5. Please reconcile the statement on page three that "we do note advance any funds or loans to provide working capital for the operation of MTA" with the disclosure on page four that "under the agreement, we pay all operating expenses of the MedSpa including physician compensation. In addition, we loan MTA any amounts of monthly shortfall in the funds necessary to pay all expenses of the practice."

6. Please reconcile the definition of gross collected revenue as defined in the registration statement with the definition in Exhibit 10.1. Also, please clarify in greater detail how these amounts and the reimbursement of management expenses are calculated. For instance, clarify what expenses are reimbursed and what expenses are not.

7. The MTA Agreement appears to be silent concerning the amount of time Dr. Agner will dedicate to provide the services at the company's location. It appears that Dr. Agner remains at liberty to provide other types of professional medical services at other locales, in her sole discretion. Please clarify in the prospectus the amount and

Marichelle Stoppenhagen
MySkin, Inc.
February 9, 2012
Page 3

percentage of time that Dr. Agner will devote to this business and clarify any additional professional medical services that will be provided by Dr. Agner. In addition, it appears that since a significant portion of your revenues depends upon the services of Dr. Agner, you should provide a detailed discussion of the business experience of Dr. Agner.

8. Please revise the company's business plans and proposed milestones to discuss in more detail the steps that you will take to reach the milestones described on page 17. Please expand upon your strategy to acquire failed medspas and open locations near young retirement communities. Finally, provide a more detailed plan of operations for the next 12 months. Clearly explain how your plan to achieve these goals. Discuss specifically your anticipated costs and planned expenditures for the next twelve months. Please ensure that the discussion is consistent throughout the registration statement.

9. We note that you purchase injectibles from Allergan, Inc. and that your main skin care product vendors are Obagi Medical Products, Inc. and ColorScience. Revise to clarify whether you have contracts with these companies, disclose the material terms of the agreements and file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or advise.

10. Describe your competitive position in the industry and methods of competition for your business of providing management services, as required by Item 101(h)(4)(iv) of Regulation S-K.

11. Please discuss the company's compliance with California law in greater detail. Clarify the material terms of the MTA Agreement and explain the ways in which it is consistent with state law and regulation. For example, we note that the MTA Agreement and the business discussion state, among other things, that the company:

   a. Will provide equipment for the services;

   b. Will provide billing and collection services and financial recordkeeping;

   c. Will provide advertising and promotion;

   d. Will supervise and maintain records and files of the practice in compliance with HIPPA; and

   e. Will receive a monthly service fee equal to 40% of revenue, "with a minimum amount of $2,500 per month."

Please explain why this arrangement does not constitute "control" over the physician's practice of medicine and fee-splitting in contravention of applicable state law and/or policy. Please provide the basis for your statements on pages 10 and 11 that you believe

you are incompliance with California law. See
http://www.mbc.ca.gov/licensee/medical_spas-business.pdf .

12. Please revise to reconcile your disclosure regarding insurance. In this regard, we note
on page 11 that you possess insurance to cover your services but on page 15, in your
risk factor disclosure, you state that you do not maintain product liability insurance.
Please clarify.

13. We note that you have no employees and conduct operations through several
independent contractors and consultants. See page 11. Please explain why your
executive officer is not considered an employee.

Risk Factors, page 13

14. We note that your describe MTA in the seventh risk factor on page 14 as a "third
party," it is not an unrelated entity, in view of Ms. Stoppenhagen's significant
ownership interests in both MySkin, Inc. and MTA. See pages three and 21. Please
make clear throughout the registration statement that the MTA Agreement and
arrangements contemplated thereby are related party transactions.

Management's Discussion and Analysis or Plan of Operation, page 17

Overview, page 17

15. Please tell us if you fully consolidate the operations of Maria Teresa Agner, MD, Inc.
("MTA") and, if not, revise your MD&A to identify, quantify and analyze any known
trends, demands, commitments, events and uncertainties related to MTA that are
reasonably likely to have a material effect on the Company. Refer to Item 303 of
Regulation S-K. In this regard, it appears that substantially all of your revenues are
derived from MTA and that your financial performance significantly depends on the
operating financial performance of MTA.

Critical Accounting Policies and Estimates, page 18

16. We note that your disclosure under this heading duplicates the description of
accounting policies in the notes to your financial statements. Please revise to include a
separate discussion of your critical accounting estimates under this heading that
supplements, not duplicates, the description of accounting policies in the notes to the
financial statements. Refer to SEC Release No. 33-8350 for additional guidance.

Fiscal Year 2011 Compared to Fiscal Year 2010, page 18

Results of Operations, page 18

17. Please discuss the reasons for the changes in the various line items in the results of operations. For instance, explain why revenues increased.

Other Income, page 18

18. We that your other income of $12,915 in fiscal 2010 is related to the proceeds from an insurance recovery. We further note on page 40 that the inventory loss amounted to $5,621 and is classified in other income (loss) in fiscal 2010. Please tell us the nature of the insurance claim, the amount of the insurance recovery received and the carrying amount of the inventory at the time of the loss. Also tell us why you recorded the gain in other income, and cite the authoritative literature you applied to support your accounting treatment.

Liquidity and Capital Resources, page 19

19. Please revise to include a detailed analysis that quantitatively and qualitatively explains the significant year-to-year variations in the individual line items of your statements of cash flows, and the resulting impact on your capital position in each period for which financial statements are provided. For example, your liquidity section should include a discussion of the changes in your working capital accounts such as why current assets and current liabilities increased during fiscal 2011.

Description of Property, page 20

20. Revise to describe the suitability, adequacy and capacity of your leased property. See Instruction 1 to Item 102 of Regulation S-K.

21. Please attach a copy of your lease as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or advise. Also, the disclosure in this section states that the lease is for $650 a month. This appears to total for 12 months $7,800. Please reconcile with the discussion in the results of operations section, which reflects $9,000 of rent expense.

Security Ownership of Certain Beneficial Owners and Management, page 21

22. Revise to disclose the address for Brookstone Capital LLC and Paul Matthews, and disclose the individual(s) with sole/shared voting power or sole/shared investment power for the shares held by Brookstone Capital LLC. See Item 403(a) and Instruction 2 to Item 403 of Regulation S-K.

Executive Compensation, page 23

23. Revise to disclose the material terms of the consulting agreement you have with Ms. Stoppenhagen and file as an exhibit as required by Item 601(b)(10) of Regulation S-K. See Item 402(o)(1) of Regulation S-K.

24. Please include disclosure regarding all compensation paid to Ms. Stoppenhagen, direct or indirect. This would include any compensation paid through the medspa.

Related Person Transactions, page 24

25. Please provide the disclosure required by Item 404(d) of Regulation S-K since you are a smaller reporting company.

26. Please disclose the amount that was paid pursuant to the Management Services Agreement for the time periods required by Item 404 of Regulation S-K.

27. Please explain your statement on page 25, "[t]he board of directors takes the position that management of a target business will establish committees that will be suitable for its operations after the [c]ompany consummates a business transaction." We may have further comment.

Market for Common Equity and Related Stockholder Matters, page 25

28. Please revise to provide the information required by Item 201(a)(2) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data, page 30

Financial Statements, page 32

29. We note on page four that under the agreement with MTA, you pay all operating expenses of the MedSpa including physician compensation; and you loan MTA any amounts of monthly shortfall in the funds necessary to pay all expenses of the practice and the practice repays loans with interest to us when collections exceed monthly expenses. Please tell us if any amounts were loaned to MTA as of December 31, 2011 and 2010 and, if so, tell us where these loans were recorded on your balance sheet.

Notes to Financial Statements, page 36

Due to Related Party

30. We note on page 19 that the $43,224 decrease in accounts payable to a related party in fiscal 2011 was due to a forgiveness of debt. We further note on page 19 that Marichelle Stoppenhagen forgave $60,500 owed to her by the Company in December

2011 that you recorded as a capital contribution. Please tell us if these items are related to the same transaction or the result of separate transactions. Also advise us of or provide the following:

a. Tell us the terms of your fiscal 2011 debt forgiveness transactions and why it's appropriate to present this $60,500 transaction as a financing transaction on your statement of cash flows;

b. Explain to us how you accounted for each transaction (i.e. extinguishment, modification or exchange) and provide us with your analysis to support your accounting;

c. Regarding the related party balance of $43,224 as of December 31, 2010, please revise to include a detailed footnote of this related party liability as of December 31, 2010, pursuant to ASC 850-10-50-1; and

d. Cite the accounting guidance that you followed for each transaction.

Note 1. Summary of Significant Accounting Policies, page 36

Basis of Presentation, page 37

31. We note on page 36 that MySkin offers management services to MTA under the March 1, 2009 Facilities and Management Services Agreement. Please tell us if you consolidate MTA, pursuant to ASC 810 and provide us with your analysis and the accounting guidance you rely upon to support your basis of presentation. Also revise your footnotes to clearly describe the basis of presentation for MTA.

Inventory, page 37

32. We note on page 18 that your revenue for products sold was $14,080 in fiscal 2011, and your cost of products sold was $16,254. Tell us how you considered the sale of products at below cost in fiscal 2011 in your determination of market values in connection with your valuation of inventories at the lower of cost of market at December 31, 2011. Refer to ASC 330-10-35-1 and 35-2 for additional guidance on inventory pricing, and the requirement to depart from the cost basis of pricing inventory when the utility of goods is no longer as great as its cost.

Fixed Assets, page 37

33. We note your net fixed assets of $39,043 and $53,106 as of December 31, 2011 and 2010, respectively. Please revise to disclose the balances of major classes of depreciable assets, by nature or function, at each balance sheet date. Refer to ASC 360-10-50-1(b).

Revenue Recognition, page 37

34. Please expand your revenue recognition disclosures on page 52 and in your MD&A to comprehensively describe the manner in which you account for product and service revenues, including your consideration of the criteria in SAB Topic 13A. Refer to Question 1 of SAB Topic 13B for additional information on revenue recognition disclosure requirements. Also be advised that the SEC staff guidance in SAB Topic 13 is now codified in ASC 605-10-S99.

35. We note on page three that under the Facilities and Management Services Agreement, MTA is obligated to reimburse your management expenses and pay you a monthly service fee equal to forty (40%) percent of gross collected revenue with a minimum of $2,500 per month. Please revise your footnote as follows:

   a. Separately describe how you account for and report the reimbursement of management expenses and the monthly service fee.

   b. Describe how the gross collected revenues of MTA are determined, including whether they are on a cash or accrual basis.

   c. Separately show and quantify the management expenses and the monthly service fee that comprise your total revenue for fiscal 2010 and 2011, as applicable.

Income Taxes, page 37

36. We note your references to FIN 48 and SFAS 123 on page 38. Please note that the FASB Accounting Standards Codification ("ASC") became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise your references to accounting standards as necessary.

Note 4. Related Parties, page 40

37. We note on page 36 that Marichelle Stoppenhagen, your president and principle stockholder, owns 49% of MTA. Please revise to provide all related party disclosures required by ASC 850-10-50-1, including a description of the transactions with MTA, the dollar amounts of such transactions for each period in which you present an income statement and the amounts due from or to MTA as of each balance sheet date.

Note 5. Note Payable, page 40

38. We note that in December 2011 you entered into a revolving promissory note with Marichelle Stoppenhagen, your president and principle stockholder; and that $50,000

was owed under the note as of December 31, 2011. Please revise to present this as a related party note payable.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 42

39. We note that Anton & Chia LLP audited the December 31, 2010 and 2011 financial statements included in your Form 10. We further note that Goldman Parks Kurland Mohidin LLP audited the December 31, 2007 and 2008 financial statements included in your Form S1/A4 filed April 28, 2009. Please tell us the date that Goldman Parks Kurland Mohidin LLP resigned, declined to stand for re-election or was dismissed; and the date that Anton & Chia LLP was engaged. To the extent that Goldman Parks Kurland Mohidin LLP resigned, declined to stand for re-election or was dismissed during your two most recent fiscal years or any subsequent interim period, tell us how you considered furnishing the information required by Item 304 of Regulation S-K.

Exhibits

40. Exhibit 10.2 refers to Schedule A, a document we are unable to locate. Please file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director